Exhibit 99.2

Consolidated Financial Statements

December 31, 2021

March 16, 2022

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s consolidated financial statements and recommended their approval by the Board of Directors.

(signed)	“Andrew Hall”	(signed)	“Pierre Labbé”
Chief Executive Officer		Chief Financial Officer

Approved on behalf of the Board of Directors

(signed)	“Andrew Hall”, Director	(signed)	“Kyle Kuvalanka”, Director

Report of Independent Registered Public Accounting Firm (PCAOB ID: Number 271)

To the Board of Directors and Shareholders of IMV Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of IMV Inc. and its subsidiaries (together, the Company) as of December 31, 2021, December 31, 2020 and January 1, 2020, and the related consolidated statements of equity, loss and comprehensive loss and cash flows for the years ended December 31, 2021 and 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, December 31, 2020 and January 1, 2020, and its financial performance and its cash flows for the years ended December 31, 2021 and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit as of December 31, 2021, and has stated that these events or conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its functional and presentation currency to the United States dollar in 2021.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Québec, Canada

March 16, 2022

We have served as the Company's auditor since 2003.

IMV Inc.
Consolidated Statements of Financial Position
As at December 31, 2021, December 31, 2020 and January 1, 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

	December 31,	December 31,	January 1,
	2021	2020	2020
	$	$	$
		(Recast - note 2)	(Recast - note 2)
Assets

Current assets
Cash and cash equivalents	38,616	36,268	10,805
Amounts receivable (note 6)	602	1,574	649
Prepaid expenses	6,037	4,416	2,329
Investment tax credits receivable	1,135	1,519	1,276

	46,390	43,777	15,059

Property and equipment (note 9)	3,731	2,221	2,174

	50,121	45,998	17,233

Liabilities

Current liabilities
Accounts payable, accrued and other liabilities (note 7)	8,607	7,228	4,776
Current portion of long-term debt (note 10)	73	856	68
Current portion of lease obligation (note 8)	265	109	77
Warrant liabilities (note 11)	318	–	–

	9,263	8,193	4,921

Lease obligation (note 8)	1,387	953	928

Long-term debt (note 10)	17,929	6,050	6,432

	28,579	15,196	12,281

Equity	21,542	30,802	4,952

	50,121	45,998	17,233

Going concern (note 1)

The accompanying notes form an integral part of these audited annual consolidated financial statements.

IMV Inc.
Consolidated Statements of Equity
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

					Accumulated
					other
	Share	Contributed			comprehensive
	Capital	Surplus	Warrants	Deficit	income	Total
	$	$	$	$	$	$
	(note 12)	(note 13)	(note 14)
Balance, January 1, 2020 (recast – note 2)	90,294	6,676	254	(92,272)	–	4,952

Net loss for the period	–	–	–	(26,059)	–	(26,059)
Other comprehensive income	–	–	–	–	2,660	2,660
Total comprehensive loss for the period	–	–	–	(26,059)	2,660	(23,399)
Issuance of shares in public equity offering	30,000	–	–	–	–	30,000
Share issuance costs in a public equity offering	(1,494)	–	–	–	–	(1,494)
Issuance of shares and warrants in a private placement	15,117	–	2,678	–	–	17,795
Share and warrant issuance costs in private placement	(108)	–	–	–	–	(108)
Redemption of DSU’s	128	(132)	–	–	–	(4)
Warrants exercised	2,286	–	(565)	–	–	1,721
Warrants expired	–	251	(251)	–	–	–
DSUs:
Value of services recognized	–	401	–	–	–	401
Employee share options:
Value of services recognized	–	753	–	–	–	753
Exercise of options	482	(297)	–	–	–	185

Balance, December 31, 2020 (recast – note 2)	136,705	7,652	2,116	(118,331)	2,660	30,802

Balance, December 31, 2020 (recast – note 2)	136,705	7,652	2,116	(118,331)	2,660	30,802

Net loss and comprehensive loss for the period	–	–	–	(36,589)	–	(36,589)
Issuance of shares and warrants in public equity offerings	20,692	–	6,643	–	–	27,335
Share and warrant issuance costs in public equity offerings	(1,709)	–	(563)	–	–	(2,272)
Redemption of DSU’s	331	(432)	–	–	–	(101)
DSUs:
Value of services recognized	–	583	–	–	–	583
Employee share options:
Value of services recognized	–	1,738	–	–	–	1,738
Exercise of options	217	(171)	–	–	–	46

Balance, December 31, 2021	156,236	9,370	8,196	(154,920)	2,660	21,542

The accompanying notes form an integral part of these audited annual consolidated financial statements.

IMV Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

	December 31,	December 31,
	2021	2020
	$	$
		(recast – note 2)
Income
Subcontract revenue	–	3
Interest income	188	222

	188	225

Expenses
Research and development	23,080	19,904
General and administrative	16,020	11,344
Government assistance (note 5)	(3,230)	(4,991)
Accreted interest and valuation adjustments (note 10)	907	27

	36,777	26,284

Net loss for the year	(36,589)	(26,059)

Other comprehensive income
Currency translation adjustment (note 2)	–	2,660

Total comprehensive loss for the year	(36,589)	(23,399)

Basic and diluted loss per share	(0.49)	(0.39)

Weighted-average shares outstanding	74,198,439	60,305,264

The accompanying notes form an integral part of these audited annual consolidated financial statements.

IMV Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

	December 31,	December 31,
	2021	2020
	$	$
		(recast – note 2)
Cash provided by (used in)

Operating activities
Net loss for the year	(36,589)	(23,399)
Charges to operations not involving cash
Depreciation of property and equipment	541	384
Accreted interest and valuation adjustments	907	27
Fair value adjustment on government loan	(367)	(491)
Loss on disposal of assets	30	54
Deferred share unit compensation	583	401
Stock-based compensation	1,738	753

	(33,157)	(22,271)

Net change in non-cash working capital balances related to operations
Decrease (increase) in amounts receivable	972	(925)
Increase in prepaid expenses	(1,214)	(1,495)
Decrease (increase) in investment tax credits receivable	384	(243)
Increase in accounts payable, accrued and other liabilities	970	1,401

	(32,045)	(23,533)

Financing activities
Proceeds from issuance of share capital and warrants in private placement	–	17,795
Share and warrant issuance costs in private placement	–	(108)
Proceeds from public equity offerings	27,335	30,000
Share Issuance costs in public equity offerings	(2,272)	(1,494)
Proceeds from the exercise of stock options	46	185
Proceeds from the exercise of warrants	–	1,721
Proceeds from short-term borrowings	–	2,296
Repayment of short-term borrowings	–	(2,030)
Proceeds from long-term debt	14,836	704
Repayment of long-term debt	(4,069)	(31)
Repayment of lease obligation	(114)	(80)

	35,762	48,958
Investing activities
Acquisition of property and equipment	(1,402)	(331)

Net change in cash and cash equivalents during the year	2,315	25,094

Cash and cash equivalents – Beginning of year	36,268	10,805
Effect of foreign exchange on cash and cash equivalents	33	369

Cash and cash equivalents – End of year	38,616	36,268

Supplementary cash flow

Interest received	188	222

The accompanying notes form an integral part of these annual audited consolidated financial statements.

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

1Nature of operations and going concern

IMV Inc. (the “Corporation” or “IMV”) is, through its 100% owned subsidiaries, a clinical-stage immuno-oncology company developing a portfolio of therapies based on DPX®, our novel immune-educating technology platform, that informs a specific, robust, and persistent anti-tumor immune response, offering long-lasting benefit to patients with solid or hematological cancers. Our DPX® technology is a unique and patented delivery platform that can incorporate a range of bioactive molecules to produce targeted, long-lasting immune responses enabled by various formulated components. We believe our versatile, immune-educating technology can be developed for application in a variety of therapeutic areas where generation of a target-specific immune response is expected to mitigate disease. The Corporation’s lead candidate, maveropepimut-S (or “MVP-S”, previously known as “DPX-Survivac”) is a DPX-based immunotherapy that targets survivin-expressing cells for elimination by educated, cytotoxic T cells. Survivin is overexpressed in most solid and liquid tumors and survivin expression is highly correlated with aggressive tumors and poor prognosis in multiple cancers. MVP-S is currently being evaluated in multiple clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma as well as ovarian, bladder and breast cancers.

The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, Canada the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The Corporation’s principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada and it also has corporate offices in Cambridge, MA and Quebec, QC.

These financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Since the Corporation’s inception, the Corporation’s operations have been financed through the sale of shares, issuance of debt, revenue from subcontracts, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses (2021 -$36,589, 2020 - $23,399) and negative cash flows from operations since inception and has an accumulated deficit of $154,920 as at December 31, 2021.

The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. Further, the Corporation’s loan agreement with Horizon contains certain conditions and restrictive covenants, including cross-default provision which puts IMV in default if IMV defaults on its other long-term debt obligations. The Corporation is in compliance with its debt covenants. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, and merger and acquisition opportunities. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation's ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. These consolidated financial statements do not reflect the

(1)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

1Nature of operations and going concern (continued)

adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if the Corporation were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

An outbreak of a novel strain of coronavirus, identified as “COVID-19”, was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which the ongoing pandemic may cause significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, the variants and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations, and financial condition. The COVID-19 pandemic continues to evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

2Basis of presentation

The Corporation prepares consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors on March 16, 2022.

Functional and presentation currency

Effective January 1, 2021, the Corporation has adopted the United States dollar ("USD") as its functional and presentation currency. Prior to this date, the functional and presentation currency was the Canadian dollar ("CAD"). The change in the functional currency from the CAD to the USD was made to more closely reflect the primary economic environment in which the Corporation currently operates. As a result of the advancement of the Corporations’s development programs, the Corporation has incurred and anticipates incurring the majority of future operating costs including research and development costs denominated mainly in USD. In addition, these costs will be financed from USD proceeds received from At-the-Market distribution agreements (“ATM”) executed in 2020. The Corporation also anticipates that potential future sales revenues and financings will be primarily denominated in USD. As such, these consolidated financial statements are measured in USD. On January 1, 2021, the change in functional currency resulted in the assets and liabilities as of December 31, 2020 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency was applied prospectively.

The change in presentation currency was applied retrospectively in accordance with IAS 8 – Accounting Policies, changes in Accounting Estimates and Errors, and therefore, these consolidated financial statements are presented in USD, together with the comparative information as at December 31, 2020, for the year ended

(2)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

2Basis of presentation (continued)

December 31, 2021, and for the consolidated statement of financial position as at January 1, 2020. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in accumulated other comprehensive income presented in shareholders’ equity.

3New standards and interpretations not yet adopted

In January 2020, the IASB issued amendments to Presentation of financial statements (“IAS 1”) to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023. The Corporation is currently evaluating the impact of this amendment on its consolidated financial statements.

The IASB issued amendments to IAS 12, “Income Taxes”, on 7 May 2021. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Coproration has assessed the impact of amendments to IAS 12 and there will be no impact on the consolidated financial statements of the Corporation as a result of the adoption of this standard.

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Corporation.

4Significant accounting policies, judgements and estimation uncertainty

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

The financial statements of the Corporation consolidate the accounts of IMV Inc. and its subsidiaries. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation. There are no non-controlling interests, therefore, all loss and comprehensive loss is attributable to the shareholders of the Corporation.

Foreign currency translation

i)Functional and presentation currency

Items included in the consolidated financial statements of the Corporation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars, which is the Corporation’s functional currency.

(3)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4Significant accounting policies, judgements and estimation uncertainty (continued)

ii)Transactions and balances

Foreign currency translation of monetary assets and liabilities, denominated in currencies other than the Corporation’s functional currency, are converted at the rate of exchange in effect at the consolidated statements of financial position date. Revenue and expense items are translated at the rate of exchange in effect at the transaction date. Translation gains or losses are included in determining income or loss for the year.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, and highly liquid temporary investments that are readily convertible to known amounts of cash.

Financial instruments

Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Corporation are recognised at the proceeds received, net of direct issue costs.

Compound instruments

The component parts of loan notes issued by the Corporation are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished.

Transaction costs that relate to the issue of the loan notes are allocated to the liability and compound instruments in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognised directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortised over the lives of the convertible loan notes using the effective interest method.

Classification and subsequent measurement

Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification depends

(4)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4Significant accounting policies, judgements and estimation uncertainty (continued)

Financial Instruments (continued)

on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial instruments do not include amounts due to or from government entities.

Derivatives embedded in contracts where the host is a financial liability are separated from the host debt contract and accounted for separately unless an election is made to account for the whole debt instrument at FVTPL or if they are not closely related to the host contract.

The Corporation has implemented the following classifications:

•

Cash and cash equivalents and amounts receivable are classified as amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

•

Accounts payable, accrued and other liabilities, amounts due to directors and long-term debt are classified as other amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

•

Warrant liabilities are classified as FVTPL and are remeasured each reporting period.

Impairment of financial assets

The Corporation applies the simplified method of the expected credit loss model required under IFRS 9, Financial Instruments. Under this method, the Corporation estimates a lifetime expected loss allowance for all receivables. Receivables are written off when there is no reasonable expectation of recovery.

If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation of property and equipment is calculated using the declining-balance method, with the exception of leasehold improvements, right-of-use assets and leased premises, at the following annual rates:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Laboratory equipment	20%
Leasehold improvements, leased premises, and right-of-use assets	straight-line

(5)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4Significant accounting policies, judgements and estimation uncertainty (continued)

Property and Equipment (continued)

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of general and administrative expenses in the consolidated statements of loss and comprehensive loss.

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGU”s). The recoverable amount is the higher of an asset’s fair value less the costs to sell, and value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Corporation evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Leases

Under IFRS 16, Leases, the Corporation assesses whether a contract is or contains a lease based on the definition of a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

•

the contract involves the use of an identified asset, specified either explicitly or implicitly, that is physically distinct, and usage represents substantially all of the capacity of the asset;

•

the Corporation has the right to obtain substantially all of the economic benefits from use of the asset; and

•

the Corporation has the right to direct use of the asset, which is evidenced by decision-making rights to direct how and for what purpose the asset is used.

The Corporation recognizes an asset and a lease liability at the lease commencement date. The asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received. The asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. The estimated useful lives of leased assets are determined on the same basis as those of property and equipment. The carrying amount of the leased asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, if any.

(6)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4Significant accounting policies, judgements and estimation uncertainty (continued)

Leases (continued)

The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured if the Corporation changes its assessment of whether it will exercise a purchase, extension, or termination option. If the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the leased asset, or is recorded in the consolidated statements of loss and comprehensive loss if the carrying value of the leased asset is zero.

The Corporation has elected not to recognize assets and lease liabilities for short-term leases with a term of 12 months or less, and leases of low value assets.

The lease payments associated with these leases are recognized as an expense in the consolidated statements of loss and comprehensive loss over the lease term. Low value assets consist primarily of computers and information technology equipment.

Income tax

Income tax is comprised of current and deferred income tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred income tax is recognized in respect of temporary differences including non-refundable investment tax credits, arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position date and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

(7)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4Significant accounting policies, judgements and estimation uncertainty (continued)

Research and development

All research costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless they meet the criteria for capitalization, in which case, they are capitalized and then amortized over the useful life. Development costs are written off when there is no longer an expectation of future benefits.

Revenue recognition

Revenue is recognized as the Corporation satisfies its performance obligations under the terms of the contract. Performance obligations are considered to be satisfied when the customer obtains control of the related asset. Current and expected future revenue streams include: (i) milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones; (ii) future royalties generated from the eventual commercialization of the Corporation’s products; and (iii) amounts generated for providing formulation and research support services related to existing licensing and research agreements with partners.

Revenue resulting from formulation services is recognized in the accounting period in which the formulation is delivered to the customer. Typically, the customer does not have control of the asset while services are being performed and, therefore, revenues are recognized at the time the Corporation has completed its obligation and the customer obtains control of the asset.

Revenue resulting from research support services is recognized over time as the services are performed, as the customer benefits simultaneously from the service, and as the Corporation satisfies its performance obligation.

The Corporation expects to generate upfront payments, milestone and royalty revenues from future licenses for the Corporation’s products. Upfront payments and milestones will be recognized as revenue when or as the underlying obligations are achieved and are not conditional on any further performance, which could be at a point in time or over time depending on the contractual terms. Royalty revenue will be recognized in the period in which the Corporation earns the royalty.

The Corporation does not generate licensing or royalty revenues at this time.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from share capital.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the year attributable to equity owners of the Corporation by the weighted average number of common shares outstanding during the year.

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is

(8)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4Significant accounting policies, judgements and estimation uncertainty (continued)

Loss per share (continued)

computed using the treasury stock method. Diluted LPS is equal to the LPS as the Corporation is in a loss position and all securities, comprised of options and warrants, would be anti-dilutive.

Stock-based compensation plan

The Corporation grants stock options to certain employees and non-employees. Beginning January 1, 2018, stock options typically vest over three years (33 ⅓% per year) and expire after five to ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

A holder of an option may, rather than exercise such option, elect a cashless exercise of such option payable in common shares equaling the amount by which the value of an underlying share at that time exceeds the exercise price of such option or warrant to acquire such share.

Deferred share unit plan (“DSU” Plan)

The Corporation grants deferred share units (“DSUs”) to members of its Board of Directors (“Board Members”), who are not employees or officers of the Corporation. DSUs cannot be redeemed until the holder is no longer a director of the Corporation and are considered equity-settled instruments. In accordance with the DSU Plan, DSUs for ongoing services are granted quarterly and vest immediately. The Board Members can also grant DSUs at its discretion, which may vest over time. The value attributable to DSUs is based on the market value at the time of grant and a compensation expense is recognized in general and administrative expenses on the consolidated statements of loss and comprehensive loss in accordance with the vesting terms. At the time of redemption, each DSU may be exchanged for one common share of IMV Inc., net of applicable withholding taxes.

Government assistance

Government assistance consists of non-repayable government grants, from a number of government agencies and the difference between the fair value and the book value of repayable low-interest government loans, recorded initially at fair value. Government assistance is recorded in the period earned using the cost reduction method and is included in government assistance on the consolidated statements of loss and comprehensive loss.

Research and development tax credits

Refundable investment tax credits relating to scientific research and experimental development expenditures (“SR&ED”) are recorded in the accounts in the fiscal period in which the qualifying expenditures are incurred provided there is reasonable assurance that the tax credits will be realized. Refundable investment tax credits, in connection with SR&ED activities, are accounted for using the cost reduction method and included in government assistance on the statements of loss and comprehensive loss.

(9)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4Significant accounting policies, judgements and estimation uncertainty (continued)

Research and development tax credits (continued)

Amounts recorded for refundable investment tax credits are calculated based on the expected eligibility and tax treatment of qualifying SR&ED expenditures recorded in the Corporation’s consolidated financial statements.

Critical accounting estimates and judgments

The Corporation makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Corporation’s consolidated financial statements.

The following estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Calculation of initial fair value and carrying amount of long-term debt

Atlantic Canada Opportunities Agency (“AOCA”) conditionally repayable loans (“Conditional ACOA”) loans

The initial fair value of the Conditional ACOA loans is determined by using a discounted cash flow analysis for each of the loans, which require a number of assumptions. The difference between the face value and the initial fair value of the Conditional ACOA loans is recorded in the consolidated statements of loss and comprehensive loss as government assistance. The carrying amount of the Conditional ACOA loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statements of loss and comprehensive loss as accreted interest and other adjustments after initial recognition.

The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate.

As the Conditional ACOA loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the Conditional ACOA loans at each reporting date. The expected revenue streams include i) estimated royalties generated from the eventual commercialization of the Corporation’s products, and ii) estimated milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones. The amount and timing of estimated milestone payments forecasted are earlier and less predictable, therefore, changes in the amount and timing of milestone payments could have a significant impact on the fair value of the loans. Further, the Corporation is in the early stages of research for its product candidates; accordingly, determination of the amount and timing of any revenue streams requires significant judgment by management.

The discount rate determined on initial recognition of the Conditional ACOA loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements

(10)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

4Significant accounting policies, judgements and estimation uncertainty (continued)

Critical accounting estimates and judgments (continued)

with similar terms. The Conditional ACOA loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the Conditional ACOA loans.

If the weighted average discount rate used in determining the initial fair value and the carrying value at each reporting date of all Conditional ACOA loans, with repayment terms based on future revenue, had been determined to be higher by 10%, or lower by 10%, the carrying value of the long-term debt as at December 31, 2021 would have been an estimated $640 lower or $869 higher, respectively. A 10% increase or decrease in the total forecasted revenue would not have a significant impact on the amount recorded for the loans. If the total forecasted revenue were reduced to $nil, no amounts would be forecast to be repaid on the Conditional ACOA loans, and the Conditional ACOA loans payable at December 31, 2021 would be recorded at $nil, which would be a reduction in the liability of $3,148. If the timing of the receipt of forecasted future revenue was delayed by two years, the carrying value of the long-term debt at December 31, 2021 would have been an estimated $1,410 lower.

5Government grants and assistance

The Corporation is evaluating all applicable government relief programs. Notably, in response to the negative economic impact of COVID-19, the Government of Canada, in collaboration with the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”), announced the Innovation Assistance Program (“IAP”) program in April 2020. IAP provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers pursuing technology driven innovation who are not eligible for funding under the Canada Emergency Wage Subsidy. In 2020, the Corporation qualified for this subsidy from the April 1, 2020 effective date through to June 23, 2020, and has, accordingly, recognized $434 of IAP during the year ended December 31, 2020, in government assistance on the consolidated statements of loss and comprehensive loss.

In July 2020, the Corporation qualified for $1,871 in project funding from Next Generation Manufacturing Canada (“NGen”) to support the development of DPX-COVID-19. Under this program, NGen will reimburse up to 50% of eligible project expenses. The Corporation received advances of $1,532 from NGen in 2020 related to Government grants and assistance (continued) this funding and as at December 31, 2021, these advances have been fully recognized in government assistance on the consolidated statements of loss and comprehensive loss and the remaining assistance of $339 will be reimbursed as eligible expenditures are incurred.

In August 2020, the Corporation qualified for COVID-19 project funding from the Atlantic Canada Opportunities Agency (“ACOA”). ACOA’s contribution is an interest free government loan with a maximum contribution of $746 conditionally repayable based on a percentage of revenue only from resulting COVID-19 vaccine revenue. The loan was initially recorded at its fair value and subsequently measured at amortized cost in long-term debt on the consolidated statements of financial position. As at December 31, 2021, there is $nil in receivables related to this ACOA funding.

In May 2020, the Corporation qualified for $271 in NRC IRAP funding toward the development of its COVID-19 vaccine candidate, DPX-COVID-19. Under this program, NRC IRAP will reimburse up to 80% of eligible project

(11)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

5Government grants and assistance (continued)

salaries and 50% of eligible contractor costs. In July 2020, the Corporation qualified to receive an additional $194 in funding under the terms of this contribution agreement, resulting in a maximum contribution of $465. The Corporation fully recognized this funding in 2020.

In October 2020, the Corporation qualified for an additional $4,069 in project funding from NRC IRAP, to support the continuation of clinical development for IMV’s DPX-COVID-19 vaccine candidate. Under this program, NRC IRAP will reimburse up to 100% of eligible project salaries and 75% of eligible contractor and materials costs. In March 2021, IMV qualified for an additional $396 in project funding under this program. As at December 31, 2021, the Corporation has recognized $2,023 (2020 – $1,123) of this NRC IRAP funding in government assistance on the consolidated statements of loss and comprehensive loss. As at December 31, 2021, there is $16 (2020 – $913) in receivables related to this funding.

6Amounts Receivable

	December 31,	December 31,	January 1,
	2021	2020	2020
	$	$	$
		(recast – note 2)	(recast – note 2)

Amounts due from government assistance and government loans	16	163	–
Sales tax receivable	576	376	311
Revenue from subcontracts	–	–	35
Other	10	1,035	303
	602	1,574	649

7Accounts payable, accrued and other liabilities

	December 31,	December 31,	January 1,
	2021	2020	2020
	$	$	$
		(recast – note 2)	(recast – note 2)

Trade payables	4,628	3,721	2,815
Accrued and other liabilities	3,893	3,446	1,903
Payroll taxes	17	16	12
Amounts due to Directors	69	45	46
	8,607	7,228	4,776

(12)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

8Leases

Amount
$

Balance – January 1, 2020 (recast – note 2)	1,005

Additions	116

Repayment of lease obligation	(188)

Accreted interest	108

Currency translation adjustment	21

Balance – December 31, 2020 (recast – note 2)	1,062

Additions and valuation adjustments	701

Repayment of lease obligation	(260)

Accreted interest	146

Currency translation adjustment	3

Balance – December 31, 2021	1,652

Less: Current portion	(265)

Non-current portion	1,387

The Corporation recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the liability, discounted at an incremental borrowing rate of 11%, adjusted for any payments made before the commencement date, plus any initial direct costs, less any lease incentives received. During the year ended December 31, 2021, the Corporation recognized $719 (2020 - $131) in right-of-use assets in property and equipment on the statements of financial position and recognized $16 in expenses related to low-value and short-term leases (2020 - $15) and $146 (2020 - $127) related to variable lease payments not included in measurement of lease liabilities on the consolidated statements of loss and comprehensive loss.

On July 26, 2021 the Corporation signed a lease for 3 years for corporate office space in Camrbridge, Massachusetts and recognised a right of use asset of $711 and an associated lease obligation of $693.

(13)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

9Property, plant and equipment

	Computer
	equipment
	and	Furniture	Laboratory	Right-of-	Leasehold
	software	and fixtures	equipment	use assets	improvements	Total
	$	$	$	$	$	$

Year ended December 31, 2020
Opening net book value (recast)	128	113	512	901	520	2,174
Additions	39	19	237	131	19	445
Disposals
Cost	(10)	–	(141)	–	–	(151)
Accumulated depreciation	9	–	88	–	–	97
Depreciation for the year	(72)	(25)	(104)	(123)	(60)	(384)
Impact of foreign exchange rate changes	1	3	13	16	7	40

Closing net book value	95	110	605	925	486	2,221

As at December 31, 2020 (recast)
Cost	379	182	1,314	1,219	642	3,736
Accumulated depreciation	(279)	(73)	(704)	(306)	(163)	(1,525)
Impact of foreign exchange rate changes	(5)	1	(5)	12	7	10

Net book value	95	110	605	925	486	2,221

Year ended December 31, 2021
Opening net book value	95	110	605	925	486	2,221
Additions	112	9	1,115	719	166	2,121
Disposals
Cost	–	–	(98)	–	–	(98)
Accumulated depreciation	–	–	69	–	–	69
Depreciation for the year	(48)	(24)	(145)	(217)	(107)	(541)
Impact of foreign exchange rate changes	(3)	–	(23)	(12)	(3)	(41)

Closing net book value	156	95	1,523	1,415	542	3,731

As at December 31, 2021
Cost	496	195	2,342	1,951	819	5,803
Accumulated depreciation	(347)	(102)	(836)	(546)	(282)	(2,113)
Impact of foreign exchange rate changes	7	2	17	10	5	41

Net book value	156	95	1,523	1,415	542	3,731

(14)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

10Long-term debt

	December 31, 2021	December 31, 2020	January 1, 2020
	$	$	$
		(recast – note 2)	(recast – note 2)
ACOA Atlantic Innovation Fund (“AIF”), interest-free loan[1] with a maximum contribution of CAD$3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at December 31, 2021, the amount drawn down on the loan, net of repayments, is $2,927 (2020 - $2,929).	1,088	1,191	1,079

ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at December 31, 2021, the amount drawn down on the loan is $2,341 (2020 - $2,343).	911	954	950

ACOA Business Development Program, interest-free loan with a maximum contribution of CAD$395, repayable in monthly payments commencing October 2015 of CAD$3 until October 2017 and CAD$6 until June 2023. As at December 31, 2021, the amount drawn down on the loan, net of repayments, is $78 (2019 - $131).	76	125	139

ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 years and 10%, thereafter. As at December 31, 2021, the amount drawn down on the loan is $2,303 (2020 - $2,303).	937	858	1,138

TNC 120-140 Eileen Stubbs Ltd. (the Landlord) loan, with an original balance of CAD$300, bearing interest at 8% per annum, is repayable in monthly payments of $4 beginning February 1, 2019 until May 1, 2028. As at December 31, 2021, the balance on the loan is $179 (2020 - $199).	179	199	214

(15)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

10Long-term debt (continued)

Province of Nova Scotia (the “Province”), secured loan with a maximum contribution of CAD$5,000, bearing interest at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is repayable in monthly payments beginning July 1, 2023 of CAD$83 plus interest until December 2027. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at December 31, 2021, this loan has been fully repaid.

	–	3,261	2,980

ACOA Regional Economic Growth through Innovation[1] – Business Scale-Up and Productivity Program, interest-free loan with a maximum contribution of CAD$1,000. Annual repayments, commencing September 1, 2022, are calculated as a percentage of gross revenue from DPX-COVID-19 product(s) for the preceding fiscal year, at 5% when gross revenues are less than CAD$5,000 and 10% when gross revenues are greater than CAD$5,000. Subsequent to September 1, 2024, any outstanding balance is payable in full on December 31, 2024 from DPX-COVID-19 gross revenues. As at December 31, 2021, the amount drawn down on the loan is $704 (2020 - $704).

	192	318	–
Venture loan with Horizon Technology Finance Corporation and Powerscourt investments XXV, LP (“Venture Loan”) bearing interest at The Wall Street Journal prime rate plus 5.75%, compounded annually and payable monthly, maturity on July 1, 2025, with effective interest rate of 13.06%	14,619	–	–
	18,002	6,906	6,500
Less: current portion	73	856	68
	17,929	6,050	6,432

[1]These loans are repayable based on a percentage of gross revenue, if any. The carrying amount of these loans is reviewed each reporting period and adjusted as required to reflect management’s best estimate of future cash flows, based on a number of assumptions, discounted at the original effective interest rate.

Total contributions received, less amounts that have been repaid as at December 31, 2021, is $23,151 (2020 - $12,520). The Corporation is in compliance with its debt covenants. Certain ACOA loans require approval by ACOA before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation.

(16)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

10Long-term debt (continued)

Venture Loan with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP

On December 17, 2021, the Corporation was issued a $15,000 Venture Loan at a variable annual rate of published in The Wall Street Journal prime rate plus 5.75%, with an interest rate floor at 3.25% on the prime rate (effective interest rate of 13.06%). Interest is compounded annually and payable monthly on the first day of the month commencing January 1st, 2022. The Venture Loan maturity date is set 42 months from the first day of the month next following the month in which the loan was issued. In addition, a final payment of $750 is required by the contract. Concurrently to the Venture Loan issuance, six warrants were issued to the lender at an initial fair value of $318. Combined, these warrants allows the holder to purchase 454,544 shares at an exercise price of $1.32. Following achievement of a pre-determined milestone, the Corporation can borrow an additional $10,000 and issue two additional warrants to purchase 113,636 shares to the lender, this represents a loan commitment. Transactions associated with the venture loan were $377 of which, $224 has been allocated to the debt component, $4 to the warrants and $149 to the loan commitment.

Monthly pro rata principal repayments start after 24 months from loan inception. If a predetermined milestone is reached, the start date for the repayment of principal is deferred for 6 months, with no extension of maturity.

The Corporation may, at its option, at any time, prepay all the outstanding Venture Loan by simultaneously paying to the lenders an amount equal to any accrued and unpaid interest, the outstanding principal balance and the final payments of the Venture Loan plus an amount equal to:

a)3% in the 18 first months of the loan;

b)2% in the months 19 to 30 of the loan;

c)1% in the last 12 months of the loan (31 to 42).

The prepayment option is an embedded derivative, but has insignificant value on issuance date.

The Venture Loan has a priority security interest in all assets of IMV, excluding intellectual property. IMV has entered into a negative pledge agreement regarding intellectual property with the lenders.

Province of Nova Scotia Loan

In September 2021, the Corporation amended its loan agreement with the Province. Prior to the amendment, the maturity date of the loan was December 1, 2025. Following the amendment, The Corporation was not required to resume repaying the balance of the principal amount until the first day of July 2023, by making the remaining 54 monthly principal payments of CAD$83 plus interest from July 2023 to December 2027. The annual interest rate remained at the Province’s cost of funds plus 1%. In accounting for this change, the Corporation determined, based on industry risk, its own credit risk and the interest rate environment, that the effective interest rate of the loan of 11% remained appropriate. The difference between the carrying value of the loan before the amendment and after the amendment of $420 was recorded in the statement of loss and comprehensive loss as government assistance. As at December 31, 2021, this loan has been fully repaid in connection with the Venture Loan agreement.

(17)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

10Long-term debt (continued)

The minimum annual principal repayments of long-term debt over the next five years, excluding the repayments of the Conditional ACOA loans for 2021 and beyond which are not determinable at this time, are as follows:

$
Year ending December 31, 2022	74
2023	51
2024	9,193
2025	5,862
2026	31

	December 31, 2021	December 31, 2020
	$	$
		(recast – note 2)
Balance – Beginning of period	6,906	6,500
Borrowings	14,520	782
Accreted interest and valuation adjustments	907	27
Revaluation of long-term debt	(367)	(491)
Repayment of debt	(4,069)	(31)
Currency translation adjustment (note 2)	105	119
Balance – End of period	18,002	6,906
Less: Current portion	73	856
Non-current portion	17,929	6,050

11Warrant liabilites

In conjunction with the Venture Loan with Horizon Technology Finance Corporation and Powerscourt Investments XXV, six warrants have been issued to the lenders. Combined, these warrants allow the holder to purchase 454,544 common shares at an exercise price of $1.32. The warrants can be exercised at any moment from grant date to the 10 year anniversary and will be automatically exercised on expiration date. The holder can choose to exercise the warrant with a payment to the Corporation or exercise on a net issuance basis (cashless). This last feature breaches the fixed-for-fixed criterion, therefore the warrants are classified as financial liability and will be remeasured at FVTPL at each reporting period.

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

	December 31, 2021	December 17, 2020
	$	$
Risk-free interest rate	0.94%	0.94%
Market price	$1.28	$1.28
Expected volatility	94.44%	94.44%
Expected dividend yield	–	–
Expected life (years)	2.5	2.5

(18)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

12Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Common shares	Amount
	#	$
Issued and outstanding
Balance – January 1, 2020 (recast – note 2)	50,630,875	90,294
Issued for cash, net of issuance costs	15,611,778	43,515
Stock options exercised	162,086	482
DSUs redeemed	76,920	128
Warrants exercised	611,888	2,286
Balance – December 31, 2020 (recast – note 2)	67,093,547	136,705
Issued for cash, net of issuance costs	14,842,408	18,983
DSUs redeemed	145,870	331
Stock options exercised	83,504	217
Balance – December 31, 2021	82,165,329	156,236

As at December 31, 2021, a total of 16,837,873 shares (December 31, 2020 – 4,523,379) are reserved to meet outstanding stock options, warrants and deferred share units (“DSUs”).

On July 20, 2021, the Corporation completed the July 2021 Public Offering, issuing an aggregate of 14,285,714 units at a price of $1.75 per unit, for aggregated proceeds of $25 million. Each unit consisted of one common share and 0.75 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $2.10 for a period of 60 months expiring on July 20, 2026. The value allocated to the common shares issued was $18,557 and the value allocated to the warrants was $6,443. Total costs associated with the offering were $2,168, including cash costs for professional and regulatory fees.

On October 16, 2020, the Corporation entered into an Equity Distribution Agreement (“October 2020 ATM”) with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $50,000 through Piper Sandler, as agent. The total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, were approximately $295. During the period ended December 31, 2021, 556,694 common shares were sold for gross proceeds of $2,335.

On May 7, 2020, the Corporation completed a private placement of 8,770,005 units at a price of CAD$2.86 per unit, for aggregated proceeds of $17,795. Each unit consisted of one common share and 0.35 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of CAD$3.72 for a period of 24 months expiring on May 7, 2022. The value allocated to the common shares issued was $15,117 and the value allocated to the warrants was $2,678. Total costs associated with the offering were $108, including cash costs for professional and regulatory fees.

On March 17, 2020, the Corporation entered into an Equity Distribution Agreement (“March 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of $30,000 through Piper Sandler, as agent. The March 2020 ATM was terminated on

(19)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

12Share capital (continued)

June 30, 2020 and 2,070,883 common shares were sold under this agreement for total gross proceeds of $5,500. To maintain the remainder of IMV’s March 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered a second ATM Distribution dated June 30, 2020 (“June 2020 ATM”), with Piper Sandler, to offer and sell common shares from time-to-time up to an aggregate offering amount of $24,500 through Piper Sandler, as agent. An additional 4,770,890 common shares were sold for gross proceeds of $24,500, concluding the proceeds raised under the June 2020 ATM to the maximum offering amount. In 2020, a total of 6,841,773 shares were sold under the two ATM Distribution agreements for total gross proceeds of $30,000. The total expenses associated with both ATM Distributions including commissions, were approximately $1,462.

13Contributed surplus

Amount
$
Contributed surplus

Balance – January 1, 2020 (recast – note 2)	6,676

Share-based compensation
Stock options vested	753
DSUs vested	401
Stock options exercised	(297)
DSUs redeemed	(132)
Warrants expired	251

Balance – December 31, 2020 (recast – note 2)	7,652

Share-based compensation
Stock options vested	1,738
DSUs vested	583
Stock options exercised	(171)
DSUs Redeemed	(432)

Balance – December 31, 2021	9,370

Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 968,750 common shares. The compensation expense as at December 31, 2021 was $583 (2020 – $401) recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board. DSU activity for the years ended are as followed:

	December 31 2021	December 31 2020
	#	#

Opening balance	429,530	360,965
Granted	325,263	147,671
Redeemed	(217,590)	(79,106)

Closing balance	537,203	429,530

(20)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

13Contributed surplus (continued)

Stock options

At the 2021 annual and special meeting of shareholders, the Corporation’s shareholders approved the adoption of the amended Stock Option Plan which converts it from a “fixed plan” to a “rolling plan”, whereby the maximum number of shares which may be reserved and set aside for issuance under such plan would be changed from a fixed maximum of 4,600,000 shares (in the aggregate) to a maximum aggregate number of shares equal to 8% of common shares issued and outstanding from time to time, on a non-diluted basis. The Corporation’s Board of Directors amended the Stock Option Plan on May 11, 2021 and the Corporation’s shareholders approved, ratified and confirmed the Stock Option Plan on June 18, 2021.

Stock options are granted with an exercise price determined by the Board of Directors, which is not less than the market price of the shares on the day preceding the award. The term of the option is determined by the Board of Directors, not to exceed ten years from the date of grant.

The vesting of the options is determined by the Board and, beginning January 1, 2018, is typically 33 1/3% every year after the date of grant.

In the event that the option holder should die while he or she is still a director, employee or other advisor of the Corporation, the expiry date shall be 12 months from the date of death of the option holder, not to exceed the original expiry date of the option. In the event that the option holder ceases to be a director, employee or other advisor of the Corporation other than by reason of death or termination, the expiry date of the option shall be the 90th day following the date the option holder ceases to be a director, employee or other advisor of the Corporation, not to exceed the original expiry date of the option.

The fair values of stock options are estimated using the Black-Scholes option pricing model. As at December 31, 2021, 1,430,635 stock options (2020 – 395,850) with a weighted average exercise price of CAD $3.30 (2020 – CAD$5.50) and a term of ten years (2020 – five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $2,683 (2020 - $871), which is a weighted average grant date value per option of CAD$2.35 (2020 - CAD$2.95), using the Black-Scholes valuation model and the following weighted average assumptions:

	2021	2020
Risk-free interest rate	0.82%	1.00%
Exercise price	CAD$3.30	CAD$5.50
Market price	CAD$3.30	CAD$5.50
Expected volatility	79%	71%
Expected dividend yield	–	–
Expected life (years)	7.0	4.2
Forfeiture rate	4%	4%

(21)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

13Contributed surplus (continued)

Option activity for the period ended December 31, 2021 and year December 31, 2020 was as follows:

	December 31, 2021			December 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	$ CAD	#	$ CAD
Outstanding - Beginning of period	1,636,236	4.93	1,573,411	4.63

Granted	1,430,635	3.30	395,850	5.50
Exercised	(150,438)[1]	2.37	(203,595)[1]	2.42
Forfeited	(109,218)	4.46	(47,638)	6.69
Cancelled	(124,238)	3.84	(81,792)	6.92
Expired	(8,750)	2.37	–	–

Outstanding - End of period	2,674,227	4.28	1,636,236	4.93

[1] Of the 150,438 (2020 – 203,595) options exercised, 125,812 (2020 – 109,845) elected the cashless exercise, under which 58,787 shares (2020 – 68,336) were issued. These options would have otherwise been exercisable for proceeds of $235 (2020 - $180) on the exercise date.

The number and weighted average exercise price of options exercisable as at December 31, 2021 is 1,301,048 and $5.14, respectively (2020 – 938,587 and $4.13).

At December 31, 2021, the following options were outstanding:

		Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise		average	remaining		average	remaining
price		exercise	contractual life		exercise	contractual life
range	Number	price	(years)	Number	price	(years)
$	#	$ CAD		#	$ CAD

1.98 – 2.21	430,000	2.09	7.05	125,000	1.98	0.59
2.22 – 2.65	519,722	2.31	5.86	207,812	2.40	0.23
2.66 – 4.68	761,475	4.10	6.80	191,666	4.32	0.84
4.69 – 6.19	324,650	5.68	2.60	170,700	5.79	1.87
6.20 – 7.39	638,380	6.84	1.07	605,870	6.81	1.02

	2,674,227	4.28	4.78	1,301,048	5.14	0.94

(22)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

14Warrants

Warrant activity for the period ended December 31, 2021 and year ended December 31, 2020, was as follows:

	December 31, 2021			December 31, 2020
					(Recast – note 2)
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$ CAD	$	#	$ CAD	$

Opening balance	2,457,613	3.72	2,116	134,766	6.53	254
Granted	10,714,286	2.67	6,079	3,069,501	3.72	2,678
Exercised	–	–	–	(611,888)	3.72	(569)
Expired	–	–	–	(134,766)	6.53	(251)
Closing balance	13,171,899	2.87	8,195	2,457,613	3.72	2,112

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

	2021	2020

Risk-free interest rate	0.51%	0.27%
Market price	$2.67CAD	$3.72CAD
Expected volatility	92%	83%
Expected dividend yield	–	–
Expected life (years)	2.5	2

15Deferred income taxes

a)Reconciliation of total tax recovery

The effective rate on the Corporation’s loss before income tax differs from the expected amount that would arise using the statutory income tax rates. A reconciliation of the difference is as follows:

	2021	2020
	$	$
	(Recast – note 2)

Loss before income taxes (recast – note 2)	(36,589)	(26,059)

Income tax rate	28.50%	28.50%

	(10,428)	(7,427)
Effect on income taxes of:
Non-deductible share-based compensation	650	343
Unrecognized temporary differences	9,749	7,055
Other non-deductible items	29	29

Income tax recovery	–	–

(23)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

15Deferred income taxes (continued)

Deferred income tax

The significant components of the Corporation’s deferred income tax are as follows:

	2021	2020
	$	$
(Recast – note 2)
Deferred income tax liabilities:
Intangibles	–	–

Deferred income tax assets:
Non-capital losses	–	–

Net deferred income tax liability	–	–

The following reflects the balance of temporary differences for which no deferred income tax asset (liability) has been recognized:

	2021	2020
	$	$
	(Recast – note 2)
Non-capital losses	108,935	82,124
SR&ED expenditures	39,072	29,460
Non-refundable investment tax credits	5,189	5,053
Deductible share issuance costs	4,829	3,151
Long-term debt	18,248	6,707
Lease obligation	395	272
Property and equipment	78	(178)

a)Non-capital losses

As at December 31, 2021, the Corporation had approximately $109,107 in losses available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts as realization is not considered probable. These losses may be claimed no later than:

$
For the year ending December 31, 2025	782
2026	861
2027	1,150
2028	1,385
2029	516
2030	2,066
2031	3,982
2032	3,216
2033	3,443
2034	2,879
2035	4,389
2036	4,014
2037	7,441

(24)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

15Deferred income taxes (continued)

a)Non-capital losses (continued)

2038	10,516
2039	13,716
2040	19,075
2041	29,505
108,935

b)Scientific research and experimental development expenditures

The Corporation has approximately $39,075 of unclaimed SR&ED expenditures, which may be carried forward indefinitely and used to reduce taxable income in future years. The potential income tax benefits associated with the unclaimed SR&ED expenditures have not been recognized in the accounts as realization is not considered probable.

c)Non -refundable investment tax credits

The Corporation also has approximately $5,189 in non-refundable federal investment tax credits which may be carried forward to reduce taxes payable. These tax credits will be fully expired by 2040. The benefit of these tax credits has not been recorded in the accounts as realization is not considered probable.

16Capital Management

The Corporation views capital as the sum of its cash and cash equivalents, long-term debt and equity. The Corporations’ objectives when managing capital is to safeguard its ability to continue as a going concern in order to provide an adequate return to shareholders and maintain a sufficient level of funds to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. To maintain or adjust the capital structure, the

Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets, all of which are subject to market conditions and the terms of the underlying third party agreements. The Corporation is not subject to any regulatory capital requirements imposed.

	2021	2020
	$	$
	(Recast – note 2)
Total long-term debt	18,002	6,906
Less: Cash and cash equivalents	(38,616)	(36,268)

Net debt	(20,614)	(29,362)
Equity	21,542	30,802

Total capital	928	1,440

The Corporation is in compliance with its debt covenants.

(25)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

17Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

	December 31, 2021		December 31, 2020 (recast – note 2)		January 1, 2020 (recast – note 2)
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value
	$	$	$	$	$	$
Cash and cash equivalents	38,616	38,616	36,268	36,268	10,805	10,805
Amounts receivable	10	10	163	163	337	337
Accounts payable, accrued and other liabilities	8,589	8,589	6,832	6,832	4,764	4,764
Warrant liabilities	318	318	–	–	–	–
Long-term debt	18,002	18,002	6,906	6,906	6,500	6,500

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only as at December 31, 2021, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. For the period presented, the fair value is estimated to be equal to the carrying amount.

Risk Management

The Corporation, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary.

a)Interest rate risk

The corporation is exposed to interest rate fluctuations on the Venture loan with Horizon technology finance corporation and Powercourt investments XXV, LP for which amounts are subject to The Wall Street Journal prime rate plus 5.75%, with an interest rate floor at 3.25% for the prime rate. The Corporation did not expect

(26)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

17Financial instruments (continued)

Risk Management (continued)

significant increase in The Wall Street Journal prime rate and has decided to not actively manage the risk. Based on currently outstanding loans an increase (decrease) of 100 basis points in interest prime rate at the reporting date would have resulted in a non-significant impact in earnings or loss. This analysis assumes that all other variables remain constant. Other than the interest rate fluctuations on the Venture loan described above, the Corporation has limited exposure to interest rate risk on its lending and borrowing activities. The Corporation has an interest-free loan that is repayable over 84 months, resulting in required principal debt payments in fiscal 2022 of $53, and also has a loan with a fixed interest rate of 8% per annum resulting in interest payments in 2022 of $14. The remaining outstanding debt as at December 31, 2021 is interest-free, only becoming repayable when revenues are earned.

b)Credit risk

Credit risk arises from cash and cash equivalents and amounts receivable. The Corporation invests excess cash in high-interest savings accounts or in highly liquid temporary investments of Schedule 1 Canadian Banks. The credit risk of cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The total of amounts receivable disclosed in the consolidated statements of financial position as at December 31, 2021 of $602 (2020 - $1,574) is comprised mainly of current period advances due to the Corporation for government assistance programs and sales taxes recoverable. If required, the balance is shown net of allowances for bad debt, estimated by management based on prior experience and their assessment of the current economic environment.

Historically, there have been no collection issues and the Corporation does not believe it is subject to any significant concentration of credit risk.

c)Liquidity risk

Liquidity risk represents the possibility that the Corporation may not be able to gather sufficient cash resources when required and under reasonable conditions to meet its financial obligations.

Since the Corporation’s inception, operations have been financed through the sale of shares, issuance of debt, revenue and cost-recoveries from license agreements, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $154,920 as at December 31, 2021.

While the Corporation has $38,616 in cash and cash equivalents at December 31, 2021, it continues to have an ongoing need for substantial capital resources to research and develop, commercialize and manufacture its products and technologies. The Corporation is currently not yet receiving a significant ongoing revenue stream from its license agreements, nor can it be certain that it will receive significant revenue from these agreements before additional cash is required. As a result, there can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, and develop or commercialize any of its products without future financing.

(27)

IMV Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of United States dollars except for share and per share amounts)

17Financial instruments (continued)

Risk Management (continued)

The following table outlines the contractual maturities of the Corporation’s liabilities, including most likely timing of repayments of long-term debt that is repayable based on a percentage of revenues.

The long-term debt is comprised of the contributions received described in note 9, less amounts that have been repaid as at December 31, 2021:

	Total	Year 1	Years 2 to 3	Years 4 to 5	After 5 years
	$	$	$	$	$
Accounts payable and other liabilities	8,607	8,607	–	–	–
Short-term and low value leases	47	15	20	12	–
Lease obligation	2,175	434	900	587	254
Long-term debt	27,460	1,397	11,656	6,081	8,326
	38,289	10,453	12,576	6,680	8,580

The above amounts include interest payments, where applicable.

d)Currency risk

The Corporation incurs some revenue and expenses and holds on some cash denomintaed in Canadian dollars and, as such, is subject to fluctuations as a result of foreign exchange rate variation. The Corporation does not have in place any formal tools to manage its foreign exchange risk.

Foreign exchange gain of $109 for the year ended December 31, 2021 (2020, foreign exchange loss - $939) is included in general and administrative expenses. If the foreign exchange had been 1% higher/lower, with all other variables held constant, it would have had an immaterial impact on the foreign exchange gain/loss.

18Commitments

On July 12, 2010, the Corporation entered into a License Agreement with Merck KGaA to in-license EMD 640744, an investigational therapeutic survivin-based cancer antigen designed to target multiple solid tumors and hematological malignancies. Should the Corporation’s research using these antigens continue and prove successful through clinical trials and on to commercialization, the Corporation would be required to pay certain future milestones and royalty payments along the way. The likelihood and timing of these payments is not known at this time.

(28)

19Expenses by nature

	2021	2020
	$	$
	(recast – note 2)

Salaries, wages and benefits	10,549	6,991
Research and development expenditures, including clinical costs	16,105	14,914
Professional and consulting fees	2,499	1,856
Travel	216	49
Office, rent and telecommunications	906	567
Insurance	3,952	2,649
Marketing, communications and investor relations	1,368	1,178
Depreciation	551	384
Stock-based compensation (non-cash)	1,742	750
DSU compensation (non-cash)	584	401
Other	738	514
Foreign exchange loss (gain)	(110)	996
Accreted interest and valuation adjustments (non-cash)	907	27
Research and development tax credits	(1,599)	(1,268)
Government assistance	(1,631)	(3,724)
	36,777	26,284

20Compensation of key management

Key management includes the Corporation’s Directors, Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and former Chief Medical Officer. Compensation awarded to key management is summarized as follows:

	2021	2020
	$	$
	(recast –note 2)

Salaries and other benefits	3,079	1,720
Stock-based compensation (non-cash)	1,680	961
	4,759	2,681

(29)